Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 24, 2002

TECHNIP-COFLEXIP
(Exact name of registrant as specified in its charter)

170, Place Henri Régnault
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 __________________________

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP-COFLEXIP

Dated: September 24, 2002	By:	/s/ Miranda Weeks

Miranda Weeks
Investor Relations Officer

Paris-La Défense, September 24, 2002

PRESS RELEASE

TECHNIP-COFLEXIP AWARDED EUR52 MILLION CONTRACT FOR
BRAEMAR DEVELOPMENT IN THE NORTH SEA

Technip-Coflexip (NYSE: TKP, Euronext: 13170) announced today that one of its’ UK entities Coflexip Stena Offshore Limited (CSOL), has been awarded the pipelines and subsea infrastructure EPIC (Engineering, Procurement, Installation and Construction) contract from Marathon Oil U.K. Ltd. for the Braemar field and the Brae B to Miller gas transfer pipeline developments in the Northern North Sea. The contract, worth over EUR52 million (£30 million), includes the tie-back of the Braemar production well to the Marathon operated East Brae platform and the installation of a new gas transfer pipeline between the Marathon operated Brae B and BP operated Miller platforms.

Within the scope of the contract, CSOL will undertake the project management, engineering and design, manufacture and installation of the Braemar production pipeline (12.5km) and Brae B to Miller linkline (8.5km) that are required for the development. CSOL is also responsible for the project management, engineering and installation of the production control umbilical between the Braemar well and the East Brae platform (12.5km) and associated equipment. Tie-ins, testing and commissioning of the completed infrastructure will be carried out by CSOL with a target of first gas before the end of 2003.

Construction and installation of the subsea infrastructure will be carried out between March and August 2003 by vessels from the Technip-Coflexip fleet of 14. The reelship, CSO Apache is scheduled to commence offshore operations for the pipelay phase of the project in April 2003 with trenching support being provided by the Normand Pioneer. Installation of the subsea structures, umbilicals, tie-ins spools and system testing will be completed by the Diving Support Vessels (DSVs), CSO Wellservicer and CSO Orelia. Fabrication of the Pipe in Pipe system (to connect the Braemar well to the East Brae platform) will be undertaken at Technip-Coflexip’s Evanton spoolbase in Scotland. The control umbilical will be designed and manufactured by Technip-Coflexip’s Newcastle subsidiary, DUCO Ltd.

Ian Stevenson, Managing Director of CSOL, commented: “We are delighted that Marathon Oil U.K. Ltd. has chosen to work with CSOL on this challenging and important project. Our extensive track record in providing subsea pipeline solutions in the North Sea enables us to provide fast-track solutions which suit the needs of our clients where safety is given the highest priority. We look forward to working with Marathon Oil U.K. Ltd. and assisting in the successful completion of both projects.”

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With a workforce of about 18,000, Technip-Coflexip ranks among the top five in the field of oil and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York (NYSE: TKP) and in Paris (Euronext: 13170). The main engineering and business centers of Technip-Coflexip are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the United States, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. The Group has high-quality industrial and construction facilities in France, Brazil, the UK, the USA, and Finland as well as a world class fleet of offshore construction vessels.

TECHNIP-COFLEXIP’s website is accessible at: http://www.technip-coflexip.com

Statements in this news release other than historical financial information are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as capital expenditures in the oil and gas industry, the timing of development of offshore energy resources, materialization of construction risks, the strength of competition, interest rate movements and stability in developing countries.

For further information contact:

Sylvie Hallemans Press Relations TECHNIP-COFLEXIP Tel. +33 (0) 1 47 78 34 85 Fax +33 (0) 1 47 78 24 33 E-mail: shallemans@technip-coflexip.com	Miranda Weeks Investor Relations Officer TECHNIP-COFLEXIP Tel. +33 (0) 1 55 91 88 27 Fax +33 (0) 1 55 91 87 11 E-mail: mweeks@technip-coflexip.com

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